Exhibit 99.1

ASX ANNOUNCEMENT

30 July 2018

Appointment of Swisstec as Non-Exclusive Asian Distributor

Melbourne, Australia, 30 July 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has entered into a non-exclusive distribution agreement with Swisstec Health Analytics Ltd. (“Swisstec”). This agreement grants Swisstec the right to explore opportunities to deliver GTG’s genetic screening tests to hospital networks in Asia. As a provider of radiology solutions, Swisstec has established relationships with hospitals and healthcare organisations in the region and can assist GTG in the development of distribution channels for a suite of genetic screening tests.

The Agreement is supplemental to the Heads of Agreement between the parties announced to the market on 19 June 2018 and represents a significant step in GTG’s plans to enter new markets and expand global adoption of its predictive risk assessment tests.

In exchange for the rights to introduce the GTG screening tests into hospitals in Asia, GTG will acquire a 5% equity stake in Swisstec with the potential to secure an additional 5% subject to achievement of agreed milestones. GTG will support this new initiative by providing Swisstec with $250k to facilitate their expansion into China.

Dr Paul Kasian, Genetic Technologies’ Chairman commented: “This agreement expands on our collaboration with Swisstec and gives us the means to investigate ways we can improve patient outcomes through genetic screening for disease in Asia.”

Costar Pouzoulis, CEO of Swisstec further commented: “Because we are already dealing with hospital networks through our radiology services, we are in a unique position to introduce GTG’s genetic screening tests to hospitals in Asia. We feel this is an important step towards helping people in the region manage their health and prevent disease.”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Swisstec Health Analytics Ltd

Swisstec Health Analytics is a leading provider of medical imaging and healthcare IT solutions in Australia and Asia. Utilising cloud-based PACS, RIS and an advanced patient portal, Swisstec delivers solutions with embedded Artificial Intelligence (A.I.) to satisfy population health demands throughout the Asia Pacific region. An extensive strategic network of partnerships with doctors, hospitals, radiologists and sub-specialists allows Swisstec to continue to grow their intellectual property platform.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.